UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacífico Informs General Ordinary Shareholders’ Meeting Agenda

GUADALAJARA, Mexico, April 18, 2023 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced the following:

Pursuant to a resolution adopted by our Board of Directors on April 17, 2023, and in accordance with Articles 180, 181, 182, and other applicable articles of the Mexican General Corporations Law and Article 35 of the Company’s by-laws, GAP invites its shareholders to the General Ordinary Shareholders’ Meeting on May 22, 2023, at 12:00, at Salon Midtown Ballroom 3, 3rd floor of the Hilton Hotel, located at Av. López Mateos 2405-300, Col. Italia Providencia, Zip Code 44648, Guadalajara, Jalisco, Mexico, to discuss the following:

GENERAL ORDINARY SHAREHOLDERS’ MEETING AGENDA

  The report regarding the designation or ratification of the four members of the Board of Directors and their respective alternates appointed by the Series BB shareholders.

  Ratification and/or designation of the persons that will serve as members of the Company’s Board of Directors, as designated by the Series B shareholders.

  Ratification and/or designation of the member of our Board of Directors designated by the Series B shareholders to serve as a member of the Company’s Nominations and Compensation Committee, in accordance with Article 28 of the Company’s bylaws.

  Appointment and designation of special delegates to appear before a public notary and present the resolutions adopted at this meeting for formalization. Adoption of the resolutions deemed necessary or convenient in order to fulfill the decisions adopted in relation to the preceding agenda items.

Shareholders are reminded that in accordance with Article 36 of the Company’s by-laws, only those shareholders registered in the Company’s share registry as holders of one or more of the Company’s shares will be admitted into the shareholders’ meetings, and they will be admitted only if they have obtained an admission card. The share registry will close three (3) business days prior to the date of this meeting.

In order to attend the meeting, at least one (1) business day prior to the meeting: (i) shareholders must deposit with the Company their stock certificates, shares or a receipt of deposit of shares from S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”) or from a local or foreign financial institution, and (ii) brokerage firms and other depositors at Indeval should present a listing containing the name, address, nationality and number of shares of the shareholders they will represent at the meeting. In exchange for these documents, the Company will issue, in accordance with the Company’s bylaws, an admission card and/or the forms required under Article 49, Section III of the Mexican Securities Market Law in order to be represented.

In order to attend the meeting, shareholders must present the admission card and/or the corresponding form.

Shares deposited in order to gain admittance to these meetings will only be returned, via a voucher that will have been given to the shareholder or his/her representative.

Shareholders may be represented by proxy at the meetings by any person designated by a power of attorney signed before two witnesses or as otherwise authorized by law. However, with respect to the Company’s common stock traded on a stock exchange, the proxy or proxies may only verify their identities via Company forms. These will be available to all shareholders, including any stockbrokers, during the time period specified in Article 173 of the Mexican General Corporations Law.

Following the publication of this announcement, all shareholders and their legal representatives will have free and immediate access to all information and documents related to each of the topics included in the meeting agendas, as well as all proxy forms that must be presented by persons representing shareholders. These documents will be available at the Company’s offices located at Av. Mariano Otero #1249-B, 6th Floor, Col. Rinconada del Bosque, Guadalajara, Jalisco 44530 or at Arquímedes #19, 4th Floor, Col. Bosque de Chapultepec, C.P. 11580, Alcaldía Miguel Hidalgo, Mexico City, Mexico 11580.

Shareholders are invited to contact the Company should they have need for any additional information.

Company Description
Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that June involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx/+52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: April 18, 2023	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer